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                                                                    Exhibit 99.4


BRASCAN                                                             NEWS RELEASE
CORPORATION


               BRASCAN CORPORATION RECEIVES CREDIT RATING UPGRADES
                                FROM DBRS AND S&P

TORONTO, AUGUST 23, 2001 - Brascan Corporation (BNN: NYSE, TSE) today announced that it has received an upgrade in its long-term senior debt rating from Dominion Bond Rating Service (DBRS) to A (low) reflecting the continued improvement in Brascan's financial strength.

Earlier this week, Standard and Poors (S&P) increased Brascan's long-term senior debt rating to A- from BBB.

In addition to the long-term senior debt rating upgrades, Brascan's preferred share ratings were increased to Pfd-2 (low) and P-2 by DBRS and S&P, respectively.

Robert Harding, Chairman of Brascan commented that "this upgrade recognizes Brascan's drive to increase margins from current businesses, our investments in high quality assets and increasing equity returns. These rating upgrades will result in the continued reduction of our cost of capital."

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BRASCAN CORPORATION is focussed on increasing shareholder value through building businesses owning and operating high quality assets and capable of generating attractive returns. The Brascan group employs over 50,000 people in operating more than 120 major properties and production facilities, principally in North and South America. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

MEDIA:                 INVESTORS AND FINANCIAL ANALYSTS:
Robert J. Harding      Richard Legault                        Katherine C. Vyse
Chairman               Senior Vice-President and              Vice-President,
416-363-9491           Chief Financial Officer                Investor Relations
                       416-956-5183                           416-369-8246


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